EXHIBIT 99.3

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

TABLE OF CONTENTS

Page

Consolidated Financial Statements:

Consolidated Balance Sheets	1

Consolidated Statements of Income	2

Consolidated Statements of Stockholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 -13

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS
Cash	$1,273,558	$421,009
Accounts receivable less allowance for doubtful accounts of $28,800 and $10,000	4,496,276	5,336,126
Inventories	1,706,483	2,076,448
Income taxes receivable	84,027	—
Prepaid expenses	160,536	127,056

Total current assets	7,720,880	7,960,639

PROPERTY, PLANT AND EQUIPMENT
Land	9,000	9,000
Buildings and improvements	7,461,251	7,325,795
Machinery and equipment	15,703,441	14,976,628
Computer hardware and software	1,347,794	1,215,065
Office furniture and fixtures	167,164	160,990

	24,688,650	23,687,478
Less accumulated depreciation	12,333,891	11,016,335

Net property and equipment	12,354,759	12,671,143

OTHER ASSETS
Goodwill	3,302,091	3,302,091

	$23,377,730	$23,933,873

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2018	2017
CURRENT LIABILITIES
Current maturities of long-term debt	$7,375,180	$1,930,719
Current maturities of capital lease obligation	204,671	$38,778
Revolving lines-of-credit	6,075,000	5,000,000
Accounts payable	1,592,278	2,119,502
Accrued expenses	2,709,805	2,405,958
Deferred revenue	148,715	188,905
Income taxes payable	—	117,167

Total current liabilities	18,105,649	11,801,029

LONG-TERM LIABILITIES
Long-term debt, less current maturities	1,436,192	8,138,661
Long-term capital lease, less current maturities	592,000	150,222
Deferred income taxes	686,000	1,600,000

Total liabilities	20,819,841	21,689,912

STOCKHOLDERS’ EQUITY
Preferred stock, Series A, par value $.01 per share; 5,000,000 shares authorized and 4,111,907 shares issued and outstanding, total liquidation preference of outstanding shares of $17,543,041; net of offering costs of $83,200	4,028,707	4,028,707
Preferred stock, Series B, par value $.01 per share; 5,000,000 shares authorized and 4,438,093 shares issued and outstanding, total liquidation preference of outstanding shares of $8,121,620; net of offering costs of $300,000	4,138,093	4,138,093
Preferred stock, Series C, par value $.01 per share; 1,000,000 shares authorized and 927,480 shares issued and outstanding, total liquidation preference of outstanding shares of $11,565,399	3,246,178	3,246,178
Preferred stock, Series D, par value $.01 per share; 1,000,000 shares authorized and 333,799 shares issued and outstanding, total liquidation preference of outstanding shares of $8,692,944	4,105,731	4,105,731
Preferred stock, Series E, par value $.01 per share; 200,000 shares authorized and 144,259 share issued and 55,741 outstanding total liquidation preference of outstanding shares of $26,129,188	10,520,000	10,520,000
Common stock, Class A, par value $.01 per share; 200,000 shares authorized and 92,657 share issued and outstanding	927	927
Common stock, Class B, par value $.01 per share; 50,000 shares authorized and 48,093 shares issued and outstanding	481	481
Common stock, Class C, par value $.01 per share; 1,000 shares authorized and 1,000 shares issued and outstanding; issued for no consideration	—	—
Additional paid-in capital	99,000	99,000
Accumulated deficit	(16,529,750)	(16,843,678)
Excess of consideration paid over consideration contributed by continuing stockholder interests	(7,051,478)	(7,051,478)

Total stockholders’ equity	2,557,889	2,243,961

	$23,377,730	$23,933,873

The accompanying notes are an integral part of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2018 and 2017

	2018	2017
Net sales	$26,748,477	$26,503,313
Cost of goods sold	22,455,528	22,658,234

Gross profit	4,292,949	3,845,079

General and administrative expenses	1,931,492	2,164,927

Operating profit	2,361,457	1,680,152

Interest expense and exit fee	3,129,663	1,096,542

(Loss) profit before income taxes	(768,206)	583,610

Income tax benefit	1,082,134	775,833

Net income	$313,928	$1,359,443

The accompanying notes are an integral part of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2018 and 2017

	Preferred Stock					Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Excess of Consideration Paid over Consideration Contributed by Continuing Stockholder Interests	Total

	Series A	Series B	Series C	Series D	Series E	Class A	Class B
Balance, December 31, 2016	$4,028,707	$4,138,093	$3,246,178	$4,105,731	$10,520,000	$927	$481	$99,000	$(18,203,121)	$(7,051,478)	$884,518
Net income	—	—	—	—	—	—	—	—	1,359,443	—	1,359,443

Balance, December 31, 2017	4,028,707	4,138,093	3,246,178	4,105,731	10,520,000	927	481	99,000	(16,843,678)	(7,051,478)	2,243,961
Net income	—	—	—	—	—	—	—	—	313,928	—	313,928

Balance, December 31, 2018	$4,028,707	$4,138,093	$3,246,178	$4,105,731	$10,520,000	$927	$481	$99,000	$(16,529,750)	$(7,051,478)	$2,557,889

The accompanying notes are an integral part of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net income	$313,928	$1,359,443
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	1,988,054	1,986,003
Deferred income tax benefit	(914,000)	(893,000)
(Gain) loss on sale of equipment	(223,147)	103
Change in operating assets and liabilities:
Accounts receivable	839,850	(2,050,898)
Inventories	369,965	(377,846)
Prepaid expenses	(33,480)	9,150
Income taxes	(201,194)	117,167
Accounts payable and accrued expenses	(223,377)	695,768
Deferred revenue	(40,190)	85,070

Net cash from operating activities	1,876,409	930,960

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,679,523)	(944,252)
Proceeds from sale of property, plant and equipment	231,000	—

Net cash from investing activities	(1,448,523)	(944,252)

Cash flows from financing activities:
Net borrowings on revolving lines-of-credit	1,075,000	500,000
Borrowings on capital lease obligations	723,313	189,000
Principal payments on capital lease obligations	(115,642)	—
Borrowings on long-term debt	—	174,869
Principal payments on long-term debt	(1,258,008)	(946,458)

Net cash from financing activities	424,663	(82,589)

Change in cash	852,549	(95,881)

Cash at beginning of year	421,009	516,890

Cash at end of year	$1,273,558	$421,009

Supplemental disclosure of cash flow information:
Interest paid	$3,214,935	$1,095,684

The accompanying notes are an integral part of these consolidated financial statements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations — Galaxy Tool Holding Corporation and Subsidiary (d/b/a Galaxy Technologies) (Company) is in the business of manufacturing and designing precision tools and parts, fabricating steel and aluminum assemblies and producing secondary equipment for the customers in the aerospace industry. Additionally, the Company serves customers in the plastic products industry with manufacturing and repairing injection and blow molds and designing component parts and secondary equipment. The Company’s customers are located throughout the United States and internationally. The Company is headquartered in Winfield, Kansas, where it has a manufacturing facility.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Galaxy Tool Holding Corporation and its wholly-owned subsidiary, Galaxy Technologies, Inc. All material intercompany related party balances and transactions have been eliminated in the consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash — Cash includes currency on hand and demand deposits with banks. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable — Receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 to 60 days, depending on the customer. Interest is not charged on past due accounts.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost determined by the first-in, first-out (FIFO) method. Work-in-process includes material, labor and allocable factory overhead costs.

Property, Plant and Equipment — Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method, using estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments. Estimated useful lives and recovery periods are as follows:

Useful Lives

Buildings and improvements	40 years
Machinery and equipment	3 to 10 years
Computer hardware and software	3 to 10 years
Office furniture and fixtures	3 to 10 years

Goodwill — Goodwill is subject to an impairment test annually as well as when an event triggering impairment may have occurred. To determine if any impairment exists, the carrying value of the Company is compared to its estimated fair value. The Company has elected to perform its annual analysis during the fourth quarter. There were no impairment losses recognized for the years ending December 31, 2018 or 2017.

Impairment of Long-Lived Assets — Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairment losses recognized for the years ending December 31, 2018 or 2017.

Deferred Revenue — Deferred revenue represents deposits and progress billings on jobs in progress.

Income Taxes — Deferred tax assets and liabilities are recognized for temporary differences and loss carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. When applicable, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority.

Revenue Recognition — Revenue is recognized upon shipment of goods. Shipping and handling charges are included in revenue. Shipping and handling costs are included in cost of goods sold.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs — The Company expenses costs of advertising as they are incurred. Advertising expense for the years ended December 31, 2018 and 2017 was $35,457 and $43,920, respectively.

Accounting Policies not yet Adopted

Accounting Standards Update, Leases, eliminates the concept of operating leases and includes substantial changes for accounting by lessees; existing operating leases and all new leases, unless immaterial, will require balance sheet recognition (right to use asset and lease liability). The standard is expected to be effective for the Company with its 2020 year. The Company is evaluating the potential effects on the consolidated financial statements.

Accounting Standards Update, Simplifying the Test for Goodwill Impairment, simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value and carrying value of the reporting unit. The standard is expected to be effective for the Company with its 2020 year. The Company is evaluating the potential effects on the consolidated financial statements.

Subsequent Events — Subsequent events have been evaluated through April 4, 2019, which is the date the financial statements were available to be issued.

2.	BUSINESS ACQUISITION

On August 22, 2008, the Company acquired 100% of the stock of Galaxy Tool Corporation and its subsidiary, Encompass Tool & Machine, Inc., under the terms of a stock purchase agreement. The stock purchase transaction was accounted for in accordance with EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions, and EITF Issue No. 90-12, Allocating Basis in Individual Assets and Liabilities for Transactions Within the Scope of EITF Issue No. 88-16. The aggregate purchase price was allocated to the assets and liabilities of the Company based upon an allocation of their respective carryover and fair market values.

The carryover interest on the transaction was 38.6%. The portion of the acquisition recognized at fair value was 61.4%. The caption “consideration paid over consideration contributed by continuing stockholder interests” within the equity section of the accompanying balance sheets represents the difference between the fair value and the carrying value of the 38.6% carryover interest.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	INVENTORIES

Inventories consist of the following at December 31:

	2018	2017
Raw materials	$139,760	$68,486
Work-in-process	1,566,723	2,007,962

	$1,706,483	$2,076,448

Due to higher than expected costs related to several projects, management conducted a thorough review of all work-in-process jobs. As a result, a provision for inventory losses of $33,203 and $290,000 is included in work-in-process as of December 31, 2018 and 2017, respectively. These adjustments are based on the Company’s best estimates of product sales prices and expected remaining costs to complete a job.

4.	CAPITAL LEASE OBLIGATIONS

Capital lease obligations have maturities occurring through 2022. Interest rates on the capital lease obligations are 5.15% and 8.50%. The leases are used for the purchase of machinery and equipment. At December 31, 2018, monthly lease payments were $21,638.

At December 31, machinery and equipment include the following amounts for the capitalized lease:

	2018	2017
Machinery and equipment	$1,205,907	$210,000
Less accumulated depreciation	122,490	17,500

	$1,083,417	$192,500

As of December 31, 2018 future minimum lease payments for the capital lease obligation are as follows:

2019	$259,659
2020	259,659
2021	259,659
2022	129,849

Total minimum lease payments	908,826
Less amount representing interest	112,155

Present value of net minimum lease payments	796,671
Less current maturities	204,671

Capital lease obligation, less current maturities	$592,000

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	REVOLVING LINES-OF-CREDIT AND LONG-TERM DEBT

The Company has a $2,000,000 revolving line-of-credit agreement with a financial institution, subject to collateral based limitations, maturing May 1, 2019. Borrowing under the agreement totaled $1,075,000 at December 31, 2018. The unpaid principal balance carries a variable interest rate at the Prime rate plus 1% that adjusts daily, 6.5% as of December 31, 2018. At December 31, 2018, the line-of-credit had $925,000 of availability.

The Company has a revolving line-of-credit agreement with a stockholder of the Company that expires August 22, 2019. Under the agreement, the Company may borrow up to $5,000,000. The unpaid principal balance carries an interest rate of LIBOR plus 4.5% calculated at the first of each month with a minimum of 6.5%. The interest rate as of December 31, 2018 was 6.879%. This revolving line-of-credit is also subject to an unused revolving commitment fee of 1% each month prior to the maturity date, as well as the terms and conditions that are outlined in the security agreement applicable to the subordinated notes payable shown below. At December 31, 2018, the line-of-credit was fully drawn.

Long-term debt at December 31 consists of the following:

	2018	2017
Note payable to a bank, due in monthly payments of $33,680 including interest at 4.50% through maturity in February of 2020. The loan is collateralized by equipment.	$1,189,890	$1,530,959

Note payable to a bank, due in monthly payments of $26,005 including interest at 4.50% through maturity in October of 2019. The loan is collateralized by a building.	1,595,967	1,829,011

Note payable to a bank; due in monthly payments of $14,577, which was changed to $16,407 beginning October 2018 (with remaining balance due on maturity) including interest at 5.95% through maturity in September 2021. The loan is collateralized by equipment, accounts receivable and inventory.	497,885	650,571

Note payable to a bank; due in monthly payments of $10,516 (with remaining balance due on maturity) including interest at prime plus 1.25% (6.75% at December 31, 2018) through maturity in April of 2021. The loan is collateralized by equipment, accounts receivable and inventory.	279,766	385,169

Note payable to a bank; due in monthly payments of $7,583, which was changed to $12,498 beginning October of 2018 (with the remaining balance due on maturity) including interest at 5.95% through maturity in September of 2020. The loan is collateralized by equipment, accounts receivable and inventory.	247,864	338,230

Note payable to a bank; due in monthly payments of $4,518 (with the remaining balance due on maturity) including interest at 4.50% through maturity in September of 2018. The loan is collateralized by equipment, accounts receivable and inventory.	—	201,611

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	REVOLVING LINES-OF-CREDIT AND LONG-TERM DEBT (CONTINUED)

	2018	2017
Note payable to a bank; due in monthly payments of $5,252 (with the remaining balance due on maturity) including interest at 4.95% through maturity in March of 2020. The loan is collateralized by equipment, accounts receivable and inventory. This note was paid in full during the year ended December 31, 2018.	$—	$133,829

Subordinated notes payable to a stockholder of the Company; interest at the greater of 10% or a floating rate equal to the LIBOR plus 6.0% (the rate was 10% at December 31, 2018); due in full in August 22, 2019. The loan is collateralized by substantially all assets of the Company. The note is subordinated to the bank debt. Under the terms of the subordinated note payable agreement, the Company is subject to certain restrictions, which include, but are not limited to, making equity distributions; limitations on indebtedness, capital expenditures, management fees and leases; and restrictions on investments. The note also contains a clause that, as permitted under the subordination agreement, requires the Company to prepay the outstanding amount based on excess cash flow, as defined in the agreement. The note also provides for an exit fee that is the greater of $4,250,000 or 8.6% per annum of the outstanding principal balance ($1,160,350 at December 31, 2018), payable upon any change of control that occurs prior to the payoff of the amounts due under the note. For the years ending December 31, 2018 and 2017, the Company prepaid $2,000,000 and $0, respectively, of the exit fee and is included in interest expense and exit fee on the consolidated statements of income.

	5,000,000	5,000,000

	8,811,372	10,069,380
Less current maturities	7,375,180	1,930,719

	$1,436,192	$8,138,661

Annual maturities of long-term debt at December 31, 2018, are as follows:

Year ending December 31,
2019	$7,375,180
2020	1,241,569
2021	194,623

$8,811,372

The notes payable above contain certain restrictive covenants common to these arrangements.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX

Deferred taxes consist of the following at December 31:

	2018	2017
Accounts receivable	$7,000	$3,000
Accrued expenses	71,000	29,000
State credit carryforwards expire beginning in 2026	685,000	676,000
Interest expense limitation	451,000	—
Federal credits	544,000	—
Prepaid expenses	(28,000)	—
Property, plant and equipment	(1,764,000)	(1,632,000)

	(34,000)	(924,000)
Less valuation allowance	(652,000)	(676,000)

Deferred tax liabilities	$(686,000)	$(1,600,000)

At December 31, 2018 and 2017, the Company has state tax credits totaling $685,000 and $676,000, respectively. Management determined that some of these carryforwards may expire before they are utilized, and has established a valuation allowance to offset a portion of these tax assets, to the extent they will not be used to reduce future deferred tax liabilities. The valuation allowance decreased by $24,000 in the current year due to changes in the estimates and utilization of some of these credits.

Income tax expense (benefit) for the years ended December 31 is comprised of the following:

	2018	2017
Current	$(168,134)	$117,167
Deferred	(914,000)	(893,000)

Total	$(1,082,134)	$(775,833)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from operations because of state taxes, federal and state tax credits and nondeductible expenses. For 2017, income tax expense was decreased by approximately $860,000, which was a change in estimate attributed to the Tax Cuts and Jobs Act of 2017.

7.	EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering all employees meeting the eligibility requirements of the plan. The Company contributes a discretionary percentage of employee contributions as determined annually by the Board of Directors. Retirement plan matching expense for the years ended December 31, 2018 and 2017 was $81,226 and $55,581, respectively.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	OPERATING LEASES

The Company leases equipment under operating leases expiring in years through 2021. Total rent expense under all operating leases amounted to $206,682 and $284,888 for the years ended December 31, 2018 and 2017, respectively.

The following is a schedule of future minimum rental payments required under the noncancelable operating leases as of December 31, 2018:

Year Ending December 31,
2019	$114,673
2020	86,004
2021	43,002

$243,679

9.	COMMON AND PREFERRED STOCK

Common stock consists of Class A, B and C shares. Class A and B shares are voting. Class C shares are non-voting. Upon a triggering event, such as a letter of intent to sell the Company, failure to meet certain EBITDA levels or a default under the loan agreements, the Class B shares may become Class A shares at the option of the holder. Upon corporate liquidation or dissolution, after preferred shareholders receive their liquidation value, the remaining proceeds are divided between Class A and B shares, except that the proceeds allocated to Class B shares are allocated in part to Class C shares based on certain internal rates of return earned by one of the principal stockholders on his preferred and common stock investment in the Company.

Preferred stock consists of series A, B, C, D and E shares carried at the original issue price of $1 per share for Series A and B, $3.50 for Series C, $12.30 for Series D and $100 for Series E. All shares are designated as nonvoting. However, a majority of Series A, C, D and E shareholders must approve certain corporate matters of significance, including amendments to the Articles of Incorporation, share issuances or redemptions, asset or stock sales or mergers, hiring of a Chief Executive Officer and change in number of board members. Dividends on the shares are payable when and if declared by the board. Dividends compound annually and are cumulative. Dividend rates are 15% on Series A shares, 6% on Series B, 15% on Series C and 6% on Series D (prior to February 28, 2013 the dividend rate was 17.5% on Series D) and 17.75% of Series E. Series E shares have first priority in liquidation or dissolution, receiving their original issuance price plus unpaid dividends. Series D shares have second priority in liquidation or dissolution, receiving their original issuance price plus unpaid dividends. Series C shares have third priority receiving 1.5 times their original issuance price plus unpaid dividends; followed by Series A shares and lastly Series B shares, both of which receive their original issue price plus unpaid dividends.

GALAXY TOOL HOLDING CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	COMMON AND PREFERRED STOCK (CONTINUED)

All shares may be redeemed at the holder’s option after six years from the date of issuance. The redemption dates are August 2014 for Series A and B shares, August 2016 for Series C or D shares and December 2021 for Series E, or after satisfaction of all amounts due under loans extended to the Company by the holders (see Note 6). Redemption is mandatory in the case of a qualified public offering of the Company’s common stock.

The agreement between the stockholders also provides for various rights of electing the members of the Company’s Board of Directors and requires consents as to the sale of the Company.

In connection with the acquisition discussed in Note 2, the Company issued warrants to an outside entity for investment banker services to allow the entity to purchase 5,389 Class A common shares for $1 per share. No value was ascribed to the warrants. The warrants expire in August 2020.

10.	MAJOR CUSTOMERS

Sales to major customers and accounts receivable balances for the years ended December 31 are as follows:

	2018		2017
	Percent of Sales	Percent of Accounts Receivable at December 31	Percent of Sales	Percent of Accounts Receivable at December 31
Customer A	17%	14%	21%	28%
Customer B	2%	1%	12%	9%
Customer C	19%	6%	11%	4%

11.	RELATED PARTIES

The Company pays a management service fee to certain stockholders. In August 2010, the Company and stockholder entered into an agreement deferring payment until the Board decides payments may resume; however, the fee continues to accrue. Total expense for each of the years ended December 31, 2018 and 2017 was $225,000. Included in accrued expenses at December 31, 2018 and 2017 are fees of $1,912,500 and $1,687,500, respectively, that remain payable.

As discussed in Note 5, the Company has a line-of-credit and a subordinated note payable with the same stockholder. Interest expense for the years ended December 31, 2018 and 2017 was $841,797 and $827,780, respectively, on these agreements.

12.	SELF-FUNDED INSURANCE PLAN

The Company maintains a partially self-funded insurance plan for employee medical coverage. The plan has stop-loss insurance that limits the Company’s losses during the policy period to $50,000 per person or an aggregate stop-loss of 125% of the expected incurred claims expense up to approximately $1,175,000.